PRESS RELEASE, FEBRUARY 19, 2018
NOTICE TO ATTEND THE ANNUAL GENERAL MEETING IN COM HEM HOLDING AB (PUBL)
The shareholders of Com Hem Holding AB (publ), company reg. no. 556858-6613, (“Com Hem” or the “Company”) are hereby invited to attend the annual general meeting (the “AGM”) to be held on Wednesday, 21 March 2018, at 16.00 (CET) at Lundqvist & Lindqvist Konferens, Klarabergsviadukten 90 in Stockholm. Registration for the AGM will commence at 15.00 (CET).
Notice of attendance etc.
Shareholders who wish to attend the AGM must be recorded in the share register maintained by Euroclear Sweden AB on Thursday, 15 March 2018, and give notice of their attendance no later than on Thursday, 15 March 2018. Notice of attendance can be made at www.comhemgroup.com/agm2018, or by telephone to +46 (0) 8 402 92 48 (weekdays
9.00 - 16.00 (CET)), or by mail to the following address:
Com Hem Holding AB (publ)
c/o Euroclear Sweden AB Box 191
SE-101 23 Stockholm
Sweden
When giving notice of attendance, please state your name, address, telephone number, personal identity number/corporate identity number and shareholding and, if applicable, representation by proxy and the number of any assistants (no more than two). This information will only be used for preparation of the voting list.
Shareholders represented by proxy must issue a power of attorney for their representative, such power of attorney to be signed and dated by the shareholder. The power of attorney (in original) should in due time prior to the AGM be submitted to the address set out above. If the power of attorney is issued by a legal entity, a certified copy of the legal entity’s certificate of registration must be enclosed, or if such document does not exist, a corresponding document of authority. A template power of attorney in Swedish will be available at www.comhemgroup.com/agm2018 and will also be sent to shareholders upon request.

Nominee registered shares
Shareholders with nominee registered shares must, in order to be entitled to participate in the AGM, temporarily have their shares registered in their own name with Euroclear Sweden AB. Such registration must be effective no later than as of Thursday, 15 March
2018. This means that shareholders, in due time before that day, should notify their bank or broker.
Entrance cards
Entrance cards, to be presented at the entrance to the AGM, will be distributed as of Friday
16 March 2018 and onwards, to those shareholders who have notified their attendance. Where an entrance card has not been received in due time prior to the AGM, an entrance card can be obtained at the entrance to the meeting premises.
Proposed agenda
1. Opening of the meeting
2. Election of the chairman of the meeting
3. Preparation and approval of the voting list
4. Approval of the agenda
5. Election of one or two persons to verify the minutes
6. Determination as to whether the meeting has been duly convened
7. Presentation of:
(a) the annual report and the auditor’s report; and
(b) the consolidated accounts and the auditor’s report over the consolidated accounts
8. Report by the CEO and questions from the shareholders
9. Resolution on:
(a) adoption of the profit and loss account and the balance sheet as well as the consolidated profit and loss account and the consolidated balance sheet;
(b) appropriation of the Company’s profit as stated in the adopted balance sheet and record date for dividend; and
(c) discharge from liability of the members of the Board and the managing director
10. Report on the work of the Nomination Committee

11. Determination of the number of members of the Board and deputy members of the
Board
12. Determination of the number of auditors and deputy auditors
13. Determination of the remuneration to the members of the Board and the auditor
14. Election of members of the Board and the chairman of the Board: (a) Re-election of Andrew Barron as member of the Board;
(b) Re-election of Monica Caneman as member of the Board; (c) Re-election of Thomas Ekman as member of the Board; (d) Re-election of Eva Lindqvist as member of the Board;
(e) Re-election of Anders Nilsson as member of the Board; and
(f) Re-election of Andrew Barron as Chairman of the Board.
15. Election of auditor
16. Resolution on the Nomination Committee
17. Resolution on the Board’s proposal for guidelines for remuneration to senior executives
18. Resolution on the Board’s proposal on:
(a) reduction of the share capital by way of cancellation of own shares; and
(b) increase of the share capital by way of bonus issue.
19. Closing of the meeting
The Nomination Committee:
The Nomination Committee prior to the AGM 2018 comprises of Cristina Stenbeck (appointed by Kinnevik AB), Chairman, Henry Guest (appointed by Adelphi Capital LLP), Paolo Mortarotti (appointed by Tower House Partners LLP) and Andrew Barron (Chairman of the Board).
Proposed resolutions etc.
Item 2 – Election of the chairman of the meeting
The Nomination Committee proposes that Björn Kristiansson, member of the Swedish Bar
Association, is elected as chairman of the meeting.

Item 9 (b) – Appropriation of the Company’s profit as stated in the adopted balance sheet and record date for dividend
The Board proposes that of the available profit and unrestricted reserves, amounting to approximately SEK 5,382 million, approximately SEK 1,069 million is distributed as dividend and the remaining amount of approximately SEK 4,313 million is carried forward. The amount to be distributed as dividend is based on the number of outstanding shares as of
31 December 2017. The Board thus proposes a 50.0 percent increase of the previous year’s dividend, from SEK 4.00 per share to a dividend of SEK 6.00 per share. The Board proposes that the dividend is distributed on two payment occasions of SEK 3.00 per share and dividend occasion. As the first record date for the dividend, Friday 23 March 2018 is proposed and as the second record date, Monday 2 July 2018 is proposed. If the AGM resolves in accordance with the proposal, it is expected that Euroclear Sweden AB will distribute the dividend payment on Wednesday, 28 March 2018 and Thursday 5 July 2018, respectively.
Item 11 – Determination of the number of members of the Board and deputy members
The Nomination Committee proposes that the Board shall consist of unchanged five board members to be elected by the AGM, without any deputy members.
Item 12 – Determination of the number of auditors and deputy auditors
The Nomination Committee proposes that one registered accounting firm shall be elected as auditor, without any deputy auditors.
Item 13 – Determination of the remuneration to the members of the Board and the auditor
The Nomination Committee proposes a total remuneration to the Board of SEK 3,409,000 (unchanged per director), to be allocated as follows:
SEK 2,894,000 (unchanged per director), whereof SEK 1,814,000 (unchanged) to the chairman of the Board and SEK 360,000 (unchanged) to each of the three other members of the Board who are not employed by the Company; and
SEK 515,000 (unchanged) as additional remuneration for work in the committees of the Board, to be allocated as follows:
SEK 130,000 (unchanged) to the chairman of the audit committee and
SEK 80,000 (unchanged) to each of the two other members, and
SEK 105,000 (unchanged) to the chairman of the remuneration committee and SEK 60,000 (unchanged) to each of the two other members.
The Nomination Committee furthermore proposes that the auditor’s fees shall be paid upon approval of their invoice.

Item 14 – Election of members of the Board and the chairman of the Board
For the period up until the end of the next AGM, the Nomination Committee proposes re- election of:
(a) Andrew Barron as Member of the Board;
(b) Monica Caneman as Member of the Board; (c) Thomas Ekman as Member of the Board; (d) Eva Lindqvist as Member of the Board;
(e) Anders Nilsson as Member of the Board; and
(f) Andrew Barron as Chairman of the Board. Item 15 – Election of auditor
The Nomination Committee proposes re-election of the registered accounting firm, KPMG AB, for the period until the end of the next AGM.
KPMG AB has informed that, subject to the approval of the proposal from the Nomination Committee regarding auditor, the authorized public accountant Tomas Gerhardsson will continue as the auditor in charge for the audit.
Item 16 – Resolution on the Nomination Committee
The Nomination Committee proposes that until the general meeting resolves otherwise, a Nomination Committee shall be appointed by the representatives of the three largest shareholders listed in the Company’s share register kept by Euroclear Sweden AB, as of
30 June, as well as the Chairman of the Board. In the assessment of the three largest shareholders by voting rights, a group of shareholders shall be regarded as one single shareholder provided that they (i) have been grouped in the Euroclear Sweden system or
(ii) have made public and notified the Company in writing that they have agreed in writing on a long term joint view on the management of the Company by the way of coordinating the use of their voting rights.
If one or more shareholders do not wish to appoint a representative of the Nomination Committee, the shareholder next in line shall be contacted. If any of the shareholders next in line refrain from appointing a representative of the Nomination Committee, the Chairman of the Board will only need to contact the eight largest shareholders in order to obtain a Nomination Committee composed of at least four members (including the Chairman of the Board). If a Nomination Committee composed of four members (including the Chairman) is not obtained after having contacted the eight largest shareholders, the Chairman shall continue to contact the shareholders that are next in line until a Nomination Committee composed of three members (including the Chairman) has been obtained. The term “the largest shareholders” below refers to such number of the largest shareholders which the Chairman of the Board has contacted in order to obtain a Nomination Committee in accordance with the procedure just described.

A shareholder, who has appointed a member of the Nomination Committee, has the right to dismiss its appointed member and appoint a new member of the Nomination Committee.
If, earlier than two months prior to the AGM, a shareholder having appointed a member of the Nomination Committee no longer is among the largest shareholders, the member appointed by such shareholder shall resign and the new shareholder who at such time is among the largest shareholders may appoint a new member. A shareholder who has become one of the three largest shareholders later than two months before the AGM shall, instead of having the right to appoint a member of the Nomination Committee, have the right to appoint a co-opted member of the Nomination Committee.
Should a member of the Nomination Committee resign more than two months before the AGM, the shareholder who appointed the resigning member shall have the right to appoint a new member, or if the shareholder no longer is among the largest shareholders, the largest shareholder next in line shall have such right. Should this occur later than two months before the AGM, the resigning member shall only be replaced if the Nomination Committee finds it necessary.
Changes to the composition of the Nomination Committee shall be announced immediately.
The Chairman of the Board shall convene the first meeting of the Nomination Committee. Chairman of the Nomination Committee shall, if the members of the committee unanimously do not agree otherwise, be the member that represents the shareholder controlling the largest number of votes.
The Nomination Committee’s term of office extends until a new Nomination Committee has been appointed.
The Company provides the Nomination Committee with secretarial services. The Nomination Committee members are not entitled to remuneration, except that the Company may cover for reasonable expenses in connection with the performance of the Nomination Committee’s assignment.
Item 17 – Resolution on the Board’s proposal for guidelines for remuneration to senior executives
The Board of Directors of Com Hem Holding AB (publ) proposes that the annual general meeting resolves to adopt the following guidelines for remuneration to senior executives in Com Hem.
The total amount of remuneration for a person with a senior executive position in Com Hem shall correspond to market practice and shall be competitive in order to attract, motivate and retain key employees. The aim is to create incentives for senior executives to execute strategic plans and deliver excellent operating results and to align such persons’ interests with the interests of the shareholders.
Remuneration of the CEO and other senior executives shall consist of a fixed salary, short- term incentives (STI) with variable remuneration paid annually in cash which are linked to achievement of financial targets for Com Hem and/or individual performance targets, and long-term incentive programs (LTIP) that are share based or share linked, in addition to pension and other customary benefits.
The fixed salary shall be based on the senior executives’ respective competence and area of responsibility. The fixed salary shall form the basis for any STI. The fixed salary is to be reviewed annually.
STIs shall be based on performance in relation to established targets. The targets shall be individual, measurable and linked to Com Hem’s financial performance and/or to specific performances (individual targets). The CEO has an annual STI target of 75 percent of the fixed salary. Provided significant out-performance of the financial targets set in the budget, and/or of individual targets, and approval by the board of directors, the STI for the CEO can amount to a maximum of 169 percent of the fixed salary. The other senior executives’ have an annual STI target of up to 50 percent of the fixed salary. Provided that the financial targets and/or the individual targets are significantly out-performed, the other senior executives’ STI may amount to a maximum of 113 percent of the fixed salary.
The vesting period for LTIPs shall be at least three years. LTIPs shall always be based on shares or share linked instruments. LTIPs shall ensure a long-term commitment to the development of Com Hem. Any share based LTIP will be subject to shareholder approval before being launched.
Other benefits may include a company car, health insurance and other customary benefits. Other benefits shall not constitute a significant part of the total remuneration.
Senior executives shall be offered individual pension plans amounting to a maximum of
30 percent of the fixed salary or in accordance with ITP (collective agreed pension plans). Subject to approval by the board of directors, senior executives residing abroad may be offered pension plans paid in cash corresponding to the premium that would otherwise be payable to insurance companies.
In the event of termination of employment initiated by the Company, the notice period for the CEO and the other senior executives shall be maximum 12 months.
If there are particular grounds for it in a specific case, the Board of Directors may deviate from the guidelines.
These guidelines for remuneration shall no longer apply if the ongoing merger between the Company and Tele2 AB (publ), whereby the Company will be absorbed by Tele2 AB (publ), is implemented.

Item 18 – Resolution on the Board’s proposal on a) reduction of the share capital by way of cancellation of own shares, and b) increase of the share capital by way of bonus issue
a) Reduction of the share capital by way of cancellation of own shares
The Board proposes that the AGM resolves to reduce the share capital by way of cancellation of own shares. The purpose of the reduction is allocation to unrestricted equity to be used as resolved by the AGM in accordance with item b) below. The reduction of the share capital shall be made with a total of SEK 4,887,399.06 by way of cancellation of a total of 4,300,000 shares.
The resolution to reduce the share capital under this item a) may be effectuated without obtaining an authorization from the Swedish Companies Registration Office or, in disputed cases, a court of general jurisdiction, as the Company simultaneously effectuates a bonus issue, as set out under item b) below, with an amount corresponding to no less than the amount the share capital is being reduced with, as set out above. Combined, these measures entail that neither the Company’s restricted equity nor its share capital is reduced.
b) Increase of the share capital by way of bonus issue
With the purpose of restoring the share capital after the proposed reduction of the share capital, as set out under item a) above, the Board proposes that the AGM simultaneously resolves to increase the share capital by way of a bonus issue with an amount corresponding to SEK 4,887,399.06, which equals the amount the share capital is reduced with by way of cancellation of shares, as set out under item a) above. The bonus issue shall be carried out with the amount being transferred from equity without the issuance of new shares.
Resolutions by the AGM in accordance with items 18 a)-b) above shall be adopted as a joint resolution. Resolutions in accordance with items 18 a)-b) above require approval by shareholders representing no less than two thirds of the votes cast as well as the shares represented at the AGM. The Board further proposes that the AGM authorizes the Board to make such minor adjustments to the above resolutions as may be required to file the resolutions with the Swedish Companies Registration Office or Euroclear Sweden AB and to take such other measures required to execute the resolutions.
Documents
The accounts and auditor’s report, the complete proposals of the Board and the Nomination Committee in respect of the above items, the Board’s statement over the proposal for authorization for the acquisition of own shares, the statement regarding the proposed dividend and the statement regarding the proposals on reduction of the share capital by way of cancellation of own shares and the increase of the share capital by way of bonus issue, will be available at the Company at the address, Fleminggatan 18, Stockholm, and on the Company’s website, www.comhemgroup.com, during a minimum of three weeks prior to the AGM, and will also be sent to those shareholders who so request and state their address.
Number of shares and votes in the Company
As per 16 February 2018, the number of shares and votes in the Company amounted to
181,770,814. At such point in time, the Company held 4,462,748 own shares in the
Company.
Information at the AGM
The Board and the managing director shall according to the Swedish Companies Act (2005:551) upon request by a shareholder and where the Board is of the opinion that it may be accommodated without significant harm to the Company provide information at the AGM in respect of any circumstances which may affect the assessment of a matter on the agenda and circumstances which may affect the assessment of the Company’s or a subsidiary’s financial position. The duty to provide information also applies in relation to the
Company’s relationship to a group company as well as the consolidated accounts.
Stockholm in February 2018
Com Hem Holding AB (publ) The Board of Directors
For queries, please contact:
Investors
Marcus Lindberg, Investor Relations Manager Tel: +46(0)734 39 25 40 marcus.lindberg@comhem.com
Media
Fredrik Hallstan, Head of PR Tel: +46(0)709 48 52 72 press@comhem.com
About Com Hem Group
Com Hem Group offers broadband, TV, play and telephony services to Swedish households and companies. Our powerful and future-proofed network with speeds up to 1 Gbit/s, covers half of the country’s households, making the Com Hem Group an important driver of creating a digital Sweden. We bring our 1.45 million customers the largest range of digital-TV channels and play services via set top boxes as well as on-the-go for tablets and smartphones. The company was founded in 1983 and has approximately 1,100 employees. Com Hem Group is headquartered in Stockholm and operates through four subsidiaries; Com Hem AB, Boxer TV Access AB, Phonera

Företag AB and iTUX Communication AB. In 2017, Group sales totalled SEK 7,136 million. Since 2014 the Com Hem share is listed on Nasdaq Stockholm. www.comhemgroup.com.

IMPORTANT INFORMATION
The information included in this document is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Com Hem Holding AB (publ) (“COM HEM”) or Tele2 AB (publ) (“Tele2”). Tele2 is expected to file a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) in connection with the planned merger of COM HEM into Tele2 (“Transaction”). Tele2 is expected to mail a merger document, which is part of the registration statement on Form F-4, to security holders of COM HEM in connection with the transaction. This information is not a substitute for the registration statement, merger document or any other offering materials or other documents that Tele2 plans to file with the SEC or send to security holders of COM HEM in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE REGISTRATION STATEMENT AND THE MERGER DOCUMENT CAREFULLY WHEN IT BECOMES AVAILABLE. THE REGISTRATION STATEMENT AND THE MERGER DOCUMENT CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. When the registration statement and merger document become available, investors and security holders will be able to obtain free copies of it through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may also be obtained from COM HEM, by directing a request to Mr. Marcus Lindberg, Head of Investor Relations, e-mail: marcus.lindberg@comhem.com, phone: +46 734 39 25 40 or from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail: erik.pers@tele2.com, phone: +46 733 41 41
88.
In addition to the registration statement and merger document, COM HEM and Tele2 file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by COM HEM or Tele2 at: http://www.comhemgroup.se/en/investors/ and http://www.tele2.com/investors/, respectively.
FORWARD LOOKING STATEMENTS
The information in this document may contain forward-looking statements. By their nature, forward- looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Although the management of COM HEM believes that the expectations reflected in any forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and COM HEM undertakes no obligation to update any forward-looking statements. Past performance of COM HEM or Tele2 does not guarantee or predict future performance of the combined company. Moreover, COM HEM, Tele2 and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Additionally, there can be no certainty that the Transaction will be completed in the manner and timeframe described in this document, or at all.
NO SOLICITATION
This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.